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Derek Dostal

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4322 tel derek.dostal@davispolk.com

November 20, 2020

Re:	Highland Transcend Partners I Corp.

Draft Registration Statement on Form S-1

Submitted October 23, 2020
CIK No. 1828817

Mr. Sergio Chinos

Ms. Erin Purnell

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-4628

Dear Mr. Chinos and Ms. Purnell,

On behalf of our client, Highland Transcend Partners I Corp., a Cayman corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated November 18, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the revised Registration Statement and three marked copies of the revised Registration Statement showing the changes to the Registration Statement confidentially submitted to the Commission on October 23, 2020.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement where the revised language addressing a particular comment appears.

Draft Registration Statement on Form S-1

Principal Shareholders, page 118

1.	Please identify the managers of Highland Transcend Partners in footnote 3 to the table.

Response:	The Company acknowledges the Staff’s comment and has revised footnote 3 accordingly.

Mr. Dougherty Ms. Nguyen U.S. Securities and Exchange Commission	2	November 20, 2020

Warrants, page 127

2.	We note that your warrant agreement contains an exclusive forum provision. Please disclose this provision here.

Response:	The Company acknowledges the Staff’s comment and has updated the disclosure on page 133 accordingly to disclose the exclusive forum provision.

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To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com. Thank you for your time and attention.

Sincerely,

/s/ Derek Dostal

Derek Dostal, Esq.

cc:	Ian Friedman, Chief Executive Officer

Paul Maeder, Chief Financial Officer

Highland Transcend Partners I Corp.